Exhibit 4

BIOLINE RX LTD
Please date, sign and mail or fax your proxy card to: Corporate Secretary, Bioline RX Ltd.
19 Hartum St, P.O. Box 45158, Har Hotzvim, Jerusalem 91450, Israel
Fax No: (02) 548-9101

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒
	FOR	AGAINST	BSTAIN

1. TO APPROVE an extension in the exercise period of Series II Options until June 30, 2013.	☐	☐	☐
Please tick the box below ONLY if you are a an ENTITLED OPTION HOLDER ☐
Name: ______________ number of Series II Options: __________________ number of Ordinary Shares: _______________________
An option holder is an "Entitled Option Holder" if the percentage of Series II Options held by such Option Holder out of all of the issued and outstanding Series II Options of the Company on the record date of the meeting is lesser than the percentage of Ordinary Shares held by such Option Holder out of all of the issued and outstanding Ordinary Shares of the Company on the record date. For purposes of clarification, an option holder who held only Series II Options and no Ordinary Shares on the record date is not an “Entitled Option Holder.”
On September 26, 2011, the number of issued and outstanding Ordinary Shares was 123,592,794  and the number of issued and outstanding Series II Options was 7,528,946. Should there be any changes to the number of outstanding securities of the Company as described above prior to the record date, the Company shall issue an immediate report disclosing such fact and the updated number of outstanding securities.

Signature:___________________________
Date:_________

NOTE:  Please mark date and sign exactly as the name(s) appear on this proxy.  If the signer is a corporation, please sign the full corporate name by a duly authorized officer.  Executors, administrators, trustees, etc. should state their full title or capacity.  Joint owners should each sign.

BIOLINE RX LTD. For the Special Meeting of Shareholders To Be Held On November 2, 2011 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Bioline RX Ltd. (the "Company") hereby appoints Adrian Daniels and Amir Assali, and each or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Special Meeting of the shareholders of the Company which will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel-Aviv, Israel, on November 2, 2011, at 11:30 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)	See Reverse Side